May 1, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	DigitalFX International, Inc.
Responses to Staff Comments of April 19, 2007
with respect to:
Amendment No. 1 to Form SB-2
Filed on March 27, 2007
File No. 333-140047

Form 10-KSB for fiscal year ended December 31, 2006, as amended
Filed March 16 and 19, 2006
File 000-27551

Ladies and Gentlemen:

On behalf of DigitalFX International, Inc. (the “Company”), we have enclosed a copy of a second amendment (the “Second Amendment”) to the Registration Statement on Form SB-2 (File No. 333-140047) (“Registration Statement”) originally filed with the United States Securities and Exchange Commission on January 17, 2007 and amended on March 27, 2007. The Second Amendment was filed with the United States Securities and Exchange Commission on May 1, 2007.

In addition to the Second Amendment, we have enclosed with the paper submission of this letter an additional “marked” copy of the Second Amendment comparing the document to Amendment No. 1 to Registration Statement, and hereby provide supplementally the following responses in reply to the comment letter dated April 19, 2007 (the “Comment Letter”) transmitted to the Company by the staff of the United States Securities and Exchange Commission, Division of Corporation Finance (the “Staff”). The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.

Securities and Exchange Commission
May 1, 2007

Cover Page

1. Please disclose on the cover page the existence of the concurrent ongoing offering relating to the SB-2, File No. 333-136855. Identify the filing and disclose the number of shares being offered in addition to the shares offered under the pending registration statement.

The Company has complied with the Staff’s comment and directs the Staff to the revisions to the cover page in the Second Amendment.

Related Party Transactions, page 46

2.
Please refer to comment 5 in our letter dated February 16, 2007. Please disclose here that RazorStream, LLC is a company majority owned by your majority shareholder, VM Investors, LLC, which is in turn owned in part by Craig Ellins, your Chief Executive Officer and President, and Amy Black, VMdirect’s President. Clarify the extent of the related persons’ interest in the transaction.

The Company has complied with the Staff’s comment and directs the Staff to the revised Related Party Transactions disclosure in the Second Amendment. The Company has disclosed that RazorStream, LLC is a company majority owned by VM Investors, LLC, which is in turn owned in part by Craig Ellins, the Company’s Chief Executive Officer and President, and Amy Black, VMDirect, L.L.C.’s President, and that Craig Ellins and Amy Black have no interest in the transaction other than their ownership interest in VM Investors, LLC.

Financial Statements

Note 1. The Company and Basis of Presentation

Merger and Stock Split, page F-7

3.
Please refer to comment 6 in our letter dated February 13, 2007. We note in your response that the preparation of unaudited pro forma financial statements would have imposed a substantial burden on the Company and that the pro forma financial statement would not have added meaningful analysis to shareholders or potential shareholders. However, since Item 310(d) of Regulation S-B requires pro forma financial information to be furnished as a result of this reverse acquisition, this registration statement may not be declared effective until such information is provided. Alternatively, if the Company seeks a waiver to file such information, you must submit a written request to the Division of Corporation Finance Chief Accountants Office. Please tell us how the Company intends to comply with the Staff’s request.

Securities and Exchange Commission
May 1, 2007

The Company acknowledges the Staff’s comment. On May 2, 2007 the Company will file an amendment to the Current Report on Form 8-K (File No. 000-27551) originally filed with the United States Securities and Exchange Commission on June 19, 2006, to provide unaudited pro forma financial statements as required by Item 310(d) of Regulation S-B. The Company directs the Staff to the amended Current Report on Form 8-K.

Note 2. Accounting Policies

Revenues, page F-8

4.
Please refer to comment 9 in our letter dated February 13, 2007. We note in your response that you recognize revenue related to affiliate business packages in accordance with SAB 104 and that these packages include cameras, sales literature, training videos, access to the affiliate administrative center and the first month’s subscription to your internet-based suite of products. We also note in your disclosure that there are no elements in these sales that would require separate accounting as a multiple deliverable in accordance with SOP 97-2. However, based on your response and revised disclosure, it appears that you do have multiple deliverables that include certain products as well as the monthly hosting element in these packages. Tell us how you considered EITF 00-21 in determining whether these packages include elements that represent separate units of accounting and whether you allocate the consideration to each element (i.e. hosting services, cameras, training videos, etc.) including how the timing and amount of revenue attributable to each individual element is determined. Revise your disclosure as necessary. Additionally, since you are accounting for these elements under SAB 104, your reference to SOP 97-2 in your disclosure should be removed.

The Company acknowledges the Staff’s comment. EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. Pursuant to paragraph 9 of EITF 00-21, in an arrangement with multiple deliverables, the delivered items should be considered a separate unit of accounting if all of the following criteria are met:

a.	The delivered items have value to the customer on a standalone basis;

b.	There is objective and reliable evidence of the fair value of the undelivered items; and

c.
If the arrangement includes a general right of return relative to the delivered items, delivery or performance of the undelivered items is considered probable and substantially in control of the vendor.

Securities and Exchange Commission
May 1, 2007

In light of the foregoing, the Company has determined that its affiliate business package contains two separate units of accounting. The first unit of accounting is the sales kit consisting of cameras, sales literature and training videos which are packaged and shipped together. The second unit of accounting is the initial month’s subscription to the internet-based studio suite of products which includes video email, live broadcasting, podcasting, blogging, instant messenger and media storage. Access to the internet-based studio suite of the products is delivered together, and the individual products within the suite cannot be sold separately.

The Company allocates consideration to each unit of accounting based on the price of each accounting unit when it is sold separately (i.e., vendor-specific objective evidence (VSOE) as discussed in paragraph 16 of EITF 00-21).

The Company recognizes revenue from the sales of the sales kit, including shipping revenue, in accordance with SAB No. 104, when persuasive evidence of an order arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Generally, these criteria are met at the time the product is shipped to customers when title and risk of loss have transferred.  Products generally ship within 48 hours of the customer’s on-line order.

The Company recognizes revenue from sales of the initial month’s subscription to the internet-based suite of products in accordance with generally accepted accounting principals and based on the fair value of such suite of products. Fair value is determinable because the subscription fee is billed monthly at a fixed rate based on the level of service selected. A monthly subscription is cancellable at any time. The relevant subscription fee is fully refundable if such cancellation is made in writing in accordance with the Company’s policies but only for the current month. The Company provides a reserve for cancellations.

The Company has accordingly revised the disclosure under the caption Revenue Recognition in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of, and Note 2 of the Financial Statements included in, the Second Amendment and refers the Staff to such revised disclosure.

The Company has removed the reference to SOP 97-2 in Note 2 of the Financial Statements included in the Second Amendment and refers the Staff to the revised disclosure in Note 2.

5.
Please refer to comment 11 in our letter dated February 13, 2007. We note in your response that there are no elements of sales to your retail customers and affiliates through your monthly subscriptions that would require separate accounting as a multiple deliverable in accordance with SOP 97-2. Similar to the previous comment, tell us whether your subscription arrangements contain multiple deliverables that include products (i.e., cameras, apparel, etc.) and services (i.e., hosting). If these arrangements do contain multiple deliverables, tell us how you considered EITF 00-21 in determining whether these arrangements include elements that represent separate units of accounting and whether you allocate the consideration to each element including how the timing and amount of revenue attributable to each individual element is determined. Revise your disclosure as necessary.

Securities and Exchange Commission
May 1, 2007

The Company acknowledges the Staff’s Comment. The monthly subscription arrangement with retail customers and affiliates allows the customer/affiliate access to the Company’s internet studio suite of products. The monthly subscription arrangement does not include any other products (i.e., cameras, apparel, etc). Access to the suite of the products is delivered together and the individual products within the suite cannot be sold separately. As such, the individual products within the suite do not have value to customers/affiliates on a standalone basis. Based on the foregoing, the products included in the suite do not meet the criteria for separate units of accounting as discussed in paragraph 9 of EITF 00-21, and the Company considers its monthly subscription arrangement one unit of accounting.

The Company recognizes revenue from sales of the initial month’s subscription to the internet-based suite of products in accordance with generally accepted accounting principals and based on the fair value of such suite of products. Fair value is determinable because the subscription fee is billed monthly at a fixed rate based on the level of service selected. A monthly subscription is cancellable at any time. The relevant subscription fee is fully refundable if such cancellation is made in writing in accordance with the Company’s policies but only for the current month. The Company provides a reserve for cancellations.

The Company has accordingly revised the disclosure under the caption Revenue Recognition in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of, and Note 2 of the Financial Statements included in, the Second Amendment and refers the Staff to such revised disclosure.

6.
We note your response to prior comment 12 in our letter dated February 13, 2007 where you indicate that you do not currently offer advertising-based “free” subscription accounts and reference to these free subscription accounts was intended to describe the terms of the agreement with RazorStream. We also note on page F-27 that the Company has entered into an amended agreement with Razorstream on January 29, 2007, which states that “terms to be mutually agreed upon by the parties for all advertising-based “free” subscriber accounts, provided, however that such terms will provide for a minimum amount of $0.25 per each such subscriber account per month.” Based on your responses and this disclosure, it remains unclear to the Staff the nature and terms of these “free” subscriber accounts and how you plan to account for such accounts when offered. Please explain.

The Company acknowledges the Staff’s comment. The Company does not currently offer advertising-based free subscriber accounts. In the future if these accounts are offered, the Company will not generate revenue from such accounts. In addition, if such accounts are offered, the Company will be obligated to pay to RazorStream, LLC some amount on a per account per month basis, to be mutually agreed upon by the Company and RazorStream, LLC, that equals or exceeds $0.25. The Company will account for this cost as marketing expense. The Company directs the Staff to the revised disclosure regarding the amended agreement with RazorStream, LLC included in the Second Amendment.

Securities and Exchange Commission
May 1, 2007

Note 6. Stock Options and Warrants, page F-15

7.
Please refer to comment 15 in our letter dated February 13, 2007. We have reviewed your response and your revisions to your registration statement and note that you have not disclosed the weighted average grant date fair value of options or warrants for each year in which an income statement is presented. Revise your registration statement to include this information pursuant to guidance provided under paragraph A240c.(1) of SFAS 123(R).

The Company has complied with the Staff’s comment and directs the Staff to the revised disclosure in Note 6 to the financial statements included in the Second Amendment.

Note 9. Commitments and Contingencies

Legal Proceedings, page F-24

8.
Revise your disclosure on page F-26 regarding the complaint served to you on March 6, 2007 to include a similar disclosure as noted on page 36 in which you believe that if the former affiliate obtains a favorable judgment for the claimed damages, it could have a significant impact on the results of operations.

The Company has complied with the Staff’s comment and directs the Staff to the revised disclosure in Note 9 to the financial statements included in the Second Amendment.

* * * * *

We hope the above has been responsive to the Staff’s comments. If you have any questions or require any additional information or documents, please telephone the undersigned at (818) 444-4503.

Sincerely,

/s/ Gregory Akselrud
Gregory Akselrud

cc: Lorne Walker